SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 11, 2013

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated September 11, 2013, entitled “Syneron Medical Receives FDA Clearance for Abdominal Circumferential Reduction and CE mark for the New VelaShape® III Platform.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: September 11, 2013

Syneron Medical Receives FDA Clearance for Abdominal Circumferential
Reduction and CE mark for the New VelaShape® III Platform

In a clinical study of forty-two patients, an average abdominal circumference reduction of 2.6 cm was achieved following a single VelaShape III treatment protocol

Irvine, CA, September 11, 2013 – Syneron Medical Ltd. (NASDAQ: ELOS), a global market leader in the aesthetic medical device marketplace, announced Food and Drug Administration (FDA) clearance and CE mark approval for VelaShape® III1, the Company’s new non-invasive body shaping platform. This new platform is effective for temporary reduction in circumference of the abdomen and is also used in a wide range of other body shaping applications such as cellulite treatments.

“In a VelaShape III clinical study2 of forty-two patients an average abdominal circumference reduction of 2.6 cm was recorded post 10 weeks following a single treatment,” said Ruthie Amir, M.D., Global Vice President of Clinical Affairs. “Within the same study, we uncovered that 100 percent of the patients responded to the single treatment protocol with an abdominal circumference reduction of at a least 1.5 cm, with results seen as early as two weeks.”

Since its introduction in 2008, with more than 10,000 procedures performed daily and over 40 published clinical studies, VelaShape remains the most trusted brand for cellulite treatment and non-invasive body shaping by physicians, beauty experts and millions of patients worldwide. As the third generation, VelaShape III builds on the success of the original VelaShape technology, which pioneered the category in non-invasive body shaping and cellulite reduction industry for physicians and consumers.

Based on the proven energy combination technology of elōs® and with the extensive scientific and clinical experience accumulated from all the Vela3 brands, the new VelaShape III system also comes equipped with a multitude of new features designed to significantly reduce the number of treatments while reducing the percentage of non-responders. Some of these new features include increased radio-frequency power of up to 150W, sophisticated real time feedback mechanisms for consistent RF delivery independent of tissue variations and a built-in, real time tissue surface temperature sensor. The system also offers a complete range of new tip configurations for various body locations. All these advanced features have been packaged into a sleek, state-of-the-art design with a highly optimized and user-friendly interface.

The VelaShape III platform is set to be a body shaping powerhouse. “In clinical trials we found that we can achieve a quicker temperature end point in a matter of minutes with VelaShape III as opposed to the prolonged time required by the previous device,” said Lori Brightman, M.D., board certified Dermatologist at the Laser & Skin Surgery Center of New York and one of the lead investigators for both the original and the new VelaShape III system.  “By reaching temperature endpoint quicker, practitioners can use the valuable time to maintain the necessary temperature to effectively complete the treatment in a much shorter session.”

1 The VelaShape III system was internally named the Transcend system.
2 Not part of the FDA submission for clearance of the device
3 Vela brand includes VelaSmooth, VelaShape and VelaShape II

Painless and fast-acting, VelaShape III is proven to be safe and effective in significant waist circumference reduction – a common problem area that can be resistant to exercise and dieting which add to its other well established indications including treatment of cellulite and thigh circumferential reduction.

According to a survey of over 1,000 American women commissioned by Syneron Medical, seven in ten (70 percent) admit they are most concerned about developing a tummy bulge now and in the future (66 percent).4 The launch of the new Velashape III platform meets the growing demand for affordable, practical and comfortable non-invasive body shaping techniques.

Dr. Shimon Eckhouse, Chief Executive Officer of Syneron, commented, “We designed a sophisticated body shaping platform that delivers visible outcomes in a single or small number of treatments, fits the doctor’s business needs and leads the body shaping category to the next level. Together with our physician partners and engineers, our customers now have a clinically proven solution that addresses what consumers are telling us they want.”

About Syneron

Syneron Medical Ltd. is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company’s technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

4 Data on file from Women Survey by Kelton, October 2012

For additional information, please visit www.syneron-candela.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expectations, plans and prospects for the Company, including potential clinical successes, anticipated regulatory approvals and future product launches, and projected revenues, margins, earnings and market shares. The statements made by the Company are based upon management’s current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond the Company’s control and the risk factors and other cautionary statements described in the Company’s filings with the SEC, including those described in the Company’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical makes with the SEC. The Company does not intend to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

Contacts:

Zack Kubow
The Ruth Group
646-536-7020
zkubow@theruthgroup.com

Hugo Goldman
Chief Financial Officer
Hugo.Goldman@syneron.com

Syneron Medical – Public Relations
pr@syneron.com